

February 8, 2011

Michael D. Barnello
Chief Executive Officer
LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

> **Re: LaSalle Hotel Properties**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 25, 2010**
> **Definitive Proxy Statement**
> **Filed March 11, 2010**
> **File No. 001-14045**

Dear Mr. Barnello:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief